Rule 424(b)(3)
                                           Registration Statement No. 333-119172
     Fixed Rate Notes: CUSIP 125577AQ9; ISIN US125577AQ99; Common Code 022732919 Floating Rate Notes: CUSIP 125577AR7; ISIN US125577AR72; Common Code 022743180


PRICING SUPPLEMENT NO. 13
Dated August 8, 2005 to
Prospectus, dated October 28, 2004 and
Prospectus Supplement, dated October 29, 2004



                                  $800,000,000


                          [CIT LOGO] [GRAPHIC OMITTED]
                                 CIT Group Inc.

               $300,000,000 4.75% Senior Notes Due August 15, 2008
           $500,000,000 Floating Rate Senior Notes Due August 15, 2008





                               Joint Lead Managers

Credit Suisse First Boston    Deutsche Bank Securities                   HSBC
                           --------------------------

                                   Co-Managers

     Blaylock & Company, Inc.                              RBS Greenwich Capital

(X) Senior Notes                       ( ) Subordinated Notes

Principal Amount:                      $300,000,000 in Fixed Rate Notes;
                                       $500,000,000 in Floating Rate Notes.

Proceeds to Corporation:               99.759%, or $299,277,000, for the Fixed
                                       Rate Notes;
                                       99.850%, or $499,250,000, for the
                                       Floating Rate Notes.

Underwriters' Commission:              0.150%, or $450,000, for the Fixed Rate
                                       Notes;
                                       0.150%, or $750,000, for the Floating
                                       Rate Notes.

Issue Price:                           99.909%, or $299,727,000, for the Fixed
                                       Rate Notes;
                                       100%, or $500,000,000, for the Floating
                                       Rate Notes.

Original Issue Date:                   August 15, 2005 for each of the Fixed
                                       Rate Notes and the Floating Rate Notes.

Maturity Date:                         August 15, 2008 for each of the Fixed
                                       Rate Notes and the Floating Rate Notes,
                                       provided that if such day is not a
                                       Business Day, the payment of principal
                                       and interest may be made on the next
                                       succeeding Business Day as if it were
                                       made on the date that the payment was
                                       due, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate for Fixed Rate Notes:    The Fixed Rate Notes will bear interest
                                       at an annual rate of 4.75%.

Interest Rate Basis for the Floating   LIBOR Telerate.
Rate Notes:

Index Maturity for the Floating Rate   Three months.
Notes:

Spread for the Floating Rate Notes:    +15 basis points (0.15%).

Interest Rate Calculation for the      LIBOR Telerate determined on the Interest
Floating Rate Notes:                   Determination Date plus the Spread.

Initial Interest Rate for the          LIBOR Telerate determined two London
Floating Rate Notes:                   Business Days prior to the Original Issue
                                       Date plus the Spread.

Specified Currency:                    U.S. Dollars ($).

Delivery:                              The Notes are expected to be delivered in
                                       book-entry form only, to purchasers
                                       through The Depository Trust Company,
                                       Clearstream and Euroclear, as the case
                                       may be, on or about August 15, 2005.

Form:                                  Global Notes.

Denominations:                         The Notes will be issued only in
                                       denominations of $100,000 and integral
                                       multiples of $1,000 in excess thereof.

Interest Reset Dates for the           Quarterly on February 15, May 15, August
Floating Rate Notes:                   15, and November 15 of each year,
                                       commencing on November 15, 2005,
                                       provided that if any such day would
                                       otherwise fall on a day that is not a
                                       Business Day, then the Interest Reset
                                       Date will be the next succeeding Business
                                       Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:                Interest will be paid on the Fixed Rate
                                       Notes on the Maturity Date and
                                       semiannually on February 15 and August 15 of each year, commencing on February 15, 2006, provided that if any such day is not a Business Day, then the interest payment will be made on the next succeeding Business Day as if it were made on the date that the interest payment was due, and no interest will accrue for the period from and after such Interest Payment Date or the Maturity

                                       Date, as the case may be.

                                       Interest will be paid on the Floating
                                       Rate Notes on the Maturity Date and
                                       quarterly on February 15, May 15, August
                                       15 and November 15 of each year,
                                       commencing on November 15, 2005, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:                   Interest payments will include the amount
                                       of interest accrued from and including
                                       the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest
                                       Payment Date.

                                       Accrued interest with respect to the
                                       Floating Rate Notes will be computed by
                                       adding the Interest Factors calculated
                                       for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date for the    Two London Business Days prior to each
Floating Rate Notes:                   Interest Reset Date.


Calculation Date for the Floating      The earlier of (i) the fifth Business Day
Rate Notes:                            after each Interest Determination Date,
                                       or (ii) the Business Day immediately
                                       preceding the applicable Interest Payment
                                       Date.

Maximum Interest Rate for the          Maximum rate permitted by New York law.
Floating Rate Notes:

Minimum Interest Rate for the          0.0%.
Floating Rate Notes:

Exchange Listing:                      None.

Other Provisions:                      "Fixed Rate Notes" means the $300,000,000
                                       4.75% Senior Notes Due August 15, 2008.

                                       "Floating Rate Notes" means the
                                       $500,000,000 Floating Rate Senior Notes
                                       Due August 15, 2008, and together with
                                       the Fixed Rate Notes, the "Notes."

                                       "LIBOR Telerate" means the rate for
                                       deposits in U.S. dollars having the Index
                                       Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

                                       "Telerate Page 3750" means the display
                                       page designated as page 3750 on the
                                       Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

                                       "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and with respect to the Floating Rate Notes, a day that is also a London Business Day.

                                       "London Business Day" means any day on
                                       which dealings in deposits in U.S.
                                       dollars are transacted in the London
                                       interbank market.

Trustee, Registrar,                    J.P. Morgan Trust Company, National
  Authenticating Agent, U.S.           Association.
  Calculation Agent and U.S.
  Paying Agent:

CUSIP:                                 125577AQ9 for the Fixed Rate Notes;
                                       125577AR7 for the Floating Rate Notes.

ISIN:                                  US125577AQ99 for the Fixed Rate Notes;
                                       US125577AR72 for the Floating Rate Notes.

Common Code:                           022732919 for the Fixed Rate Notes;
                                       022743180 for the Floating Rate Notes.

                              PLAN OF DISTRIBUTION

         We have entered into a terms agreement, dated as of August 8, 2005, with the Underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters have severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

         Underwriters of Notes                  Principal Amount of
         ---------------------                  -------------------
                                      Fixed Rate Notes       Floating Rate Notes
                                      ----------------       -------------------
Credit Suisse First Boston LLC.......  $90,000,000             $150,000,000
Deutsche Bank Securities Inc.........   90,000,000              150,000,000
HSBC Securities (USA) Inc............   90,000,000              150,000,000
Blaylock & Company, Inc..............   15,000,000               25,000,000
Greenwich Capital Markets, Inc.......   15,000,000               25,000,000
                                     -----------------       -------------------
     Total........................... $300,000,000             $500,000,000
                                     =================       ===================

         We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.10% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.05% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

         The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

         The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

         In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

         Credit Suisse First Boston LLC and HSBC Securities (USA) Inc. will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such Underwriters and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such Underwriters based on transactions they conduct through the system. Such Underwriters will make the Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

         Other than this pricing supplement, the accompanying prospectus and prospectus supplement and any registration statement of which they form a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this pricing supplement, the accompanying prospectus or prospectus supplement or any registration statement of which they form a part.

         Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

         The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

                              OFFERING RESTRICTIONS

         European Economic Area

         In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

         o to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

         o to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

         o in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

         United Kingdom

         Each Underwriter has represented and agreed that:

         1. No deposit taking: in relation to any notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act of 2000 (the "FSMA") by us;

         2. Financial promotion: it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not, or in our case, would not, if it was not an authorized institution, apply to us; and

         3. General compliance: it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

         France

         Each Underwriter has represented and agreed that the pricing supplement is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monetaire et financier), and thus the pricing supplement has not been and will not be submitted to the Autorite des Marches Financiers for approval in France.

         Each Underwriter has further represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes to the public in France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France the pricing supplement or any other offering material relating to the Notes and that any offers, sales and distributions have been and will be made in France to (i) qualified investors (investisseurs qualifies) and/or a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October, 1 1998 and/or (ii) persons providing portfolio management investment services acting for third parties.

         Each Underwriter has further represented and agreed that the pricing supplement is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this pricing supplement and the pricing supplement has been distributed on the understanding that such recipients will only participate in the issue or sale of the Notes for their own account and undertake not to transfer, directly or indirectly, the Notes to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

         Germany

         Each Underwriter has represented and agreed that the Notes have not been and will not be offered or sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgesetz - WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following summary discusses certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the Floating Rate Notes by U.S. Holders (as defined in the accompanying Prospectus Supplement, dated October 29, 2004). This summary is applicable only to investors who purchase the Floating Rate Notes in the initial offering at their original issue price and hold the Floating Rate Notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not address investors that are subject to special tax rules (including financial institutions, tax-exempt organizations, dealers in securities, partnerships or other pass-through entities for U.S. federal income tax purposes and persons subject to alternative minimum tax) or that hold the Floating Rate Notes as part of an integrated investment. This summary supplements, and should be read in conjunction with, the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying Prospectus Supplement, dated October 29, 2004.

         For U.S. federal income tax purposes, the Floating Rate Notes will be treated as "variable rate debt instruments" that provide for stated interest at a single "qualified floating rate." A U.S. Holder will, under the applicable Treasury regulations, be required to include in gross income, as ordinary interest income, the stated interest on a Floating Rate Note at the time such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for U.S. federal income tax purposes. In the case of a U.S. Holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period would be determined by assuming that the Floating Rate Notes bear interest at a fixed interest rate equal to the value, as of the issue date, of the qualified floating rate, and the interest allocable to the accrual period would be adjusted to reflect the interest actually paid during the accrual period.

         U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax treatment, and the tax consequences to them of the acquisition, ownership and disposition, of the Notes.